Contact

www.linkedin.com/in/ranwei-chiang-6b38014 (LinkedIn)

Top Skills

Marketing
Business Strategy
Strategy

Languages

English (Native or Bilingual)
Spanish
Chinese

Ranwei Chiang

Bringing Abstinence Spirits and Aperitifs to the sober curious
Oakland, California, United States

Summary

Experienced Supply Chain leader with a demonstrated history of working in the cosmetics and CPG industries. Strong operations professional skilled in Demand Planning, Inventory Management, People Leadership, Business Transformation, and Data Analytics.

Experience

Abstinence Spirits
Chief Executive Officer
April 2022 - Present (4 years 1 month)
Oakland, California, United States

Abstinence Spirits is a line of distilled, non-alcoholic spirits and aperitifs highlighting botanicals native to South Africa's Cape Floral Kingdom. Curated Beverages USA is focused on expanding US market for this line of products through ecommerce, retail, and distribution partnerships.

Curated Beverages Ltd
Board Member & CEO USA
April 2022 - Present (4 years 1 month)

Pacifica
VP Operations Planning
October 2020 - June 2022 (1 year 9 months)

e.l.f. Cosmetics
4 years

Senior Director, Operations
December 2019 - September 2020 (10 months)

Director, Planning
September 2018 - December 2019 (1 year 4 months)

Associate Director, Customer Supply Chain
April 2018 - August 2018 (5 months)

Oakland, CA

Sr. Manager, Customer Supply Chains
October 2017 - March 2018 (6 months)

Operations Manager
October 2016 - September 2017 (1 year)

Angie's BOOMCHICKAPOP
Sr. Planner, Supply Chain Key Initiatives
September 2015 - September 2016 (1 year 1 month)
Minneapolis, MN

Land O'Lakes, Inc.
2 years 3 months

Strategic Planning and Analytics
June 2014 - September 2015 (1 year 4 months)

Production Planner, Dairy Foods
July 2013 - May 2014 (11 months)
Arden Hills, MN

Enhanced production, capacity, and inventory planning for milk powders business
Optimized supply chain by establishing production and inventory plans to meet business objectives, supply chain initiatives, and company goals
Led monthly Sales & Operations Planning meetings

Finger Lakes Fresh
Business Development Intern
2012 - 2012 (less than a year)
Ithaca, NY

Conducted industry and value-chain research to support a strategic growth initiative to become a local food aggregation and processing hub.
Developed a business plan detailing capital and budget requirements.
Secured land and community development grants to fund the construction of new warehousing facilities

Nalo Farms
Farm Operations Intern
2011 - 2011 (less than a year)
Waimanalo, HI

Initiated a rotational internship program

Enhanced market retail strategy resulting in improved layout and customer service for the farm

Created a daily log of responsibilities and tasks for farm management, which was used to evaluate procedures and identify best practices

The Boston Consulting Group
International Recruiting Associate
2006 - 2011 (5 years)
Boston, MA

Directed candidate application process and redesigned internal application screening process of international candidates

Trained new members of the recruiting team worldwide on the international recruiting process in the US leading to a more consistent and efficient turnover of candidate evaluations

Acted as the first and key point of contact for student applicants; cultivating student relationships, providing information to students and coordinating student contact across BCG

Education

Bowdoin College
BA, Sociology and Government and Legal Studies

Cornell University - Johnson Graduate School of Management
MBA